SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________

SCHEDULE TO
____________

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

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LONE OAK ACQUISITION CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, $0.0001 Par Value

(Title of Class of Securities)

G5693V 105

____________

(CUSIP Number of Class of Securities)

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Berke Bakay
(972) 207-3254
5524 E. Estrid Ave.
Scottsdale, AZ 85254

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000

____________

CALCULATION OF FILING FEE

Transaction valuation Not Applicable	Amount of filing fee Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

IMPORTANT NOTICES

The planned tender offer described herein for the ordinary shares of Lone Oak Acquisition Corporation, a Cayman Islands company (“Lone Oak”), has not yet commenced. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Lone Oak ordinary shares will be made pursuant to an offer to purchase and related materials that Lone Oak intends to file with the Securities and Exchange Commission (the “SEC”). At the time the offer is commenced, Lone Oak will file a tender offer statement on Schedule TO and other offer documents with the SEC. The tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all holders of Lone Oak ordinary shares when available. In addition, all of these materials (and all other materials filed by Lone Oak with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Holders of Lone Oak ordinary shares are urged to read the tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the tender offer because they will contain important information about the tender offer, the acquisition described herein and the parties to the acquisition.

This Report of Foreign Private Issuer, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding Arabella Exploration, LLC, a Texas limited liability company (“Target”), or Lone Oak’s strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding Target’s industry, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The acquisition parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements include, among others: the number of Lone Oak public shareholders redeeming shares in the tender offer (as described below); the accuracy of the Target’s reserve reports; changing principles of generally accepted accounting principles; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the oil and gas industries; the price of oil; fluctuations in customer demand; management of rapid growth; changes in government policy; overall economic conditions and local market economic conditions; Target’s ability to expand through strategic acquisitions; and geopolitical events. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the acquisition parties. Neither Lone Oak nor Target assumes any obligation to update any forward-looking statements.

Entry into a Material Definitive Agreement

On October 23, 2013, an Agreement and Plan of Merger and Reorganization (the “Agreement”) was entered into by and among Lone Oak, Arabella Exploration Corp., a Delaware corporation (the “Merger Sub”), Target, and each of the Stockholders set forth on Schedule I thereto.

Acquisition of Target; Merger

Upon the closing of the transactions contemplated in the Agreement, Merger Sub will merge (the “Merger”) with and into Target, with Target as the surviving entity. Pursuant to the Merger, all holders of capital stock of Target will have their securities converted into the right to receive securities of Lone Oak, as more fully described below. As a result, following the Merger, Target shall become a wholly owned subsidiary of Lone Oak.

Acquisition Consideration

Holders of all of the issued and outstanding equity interests of Target immediately prior to the time of the Merger shall, by virtue of the Merger and without any action on the part of any of the parties to the Agreement, have each of their equity interests of Target converted into the right to receive: (i) a proportional amount of 3,125,000 shares of Lone Oak ordinary shares (the “Closing Payment”), plus (ii) a proportional amount of up to 1,705,002 shares of Lone Oak ordinary shares, if any (the “Earnout Payment”), issuable upon the combined company achieving certain thresholds described below.

The Earnout Payment will be issued at Closing and held in escrow until released in accordance with the following:

•	One third of the Earnout Payment will be released if the proved reserves of the combined company on December 31, 2014, as per the third party engineering reserve report as of that date, shall have increased 100% from the proved reserves as of the Closing, provided, however that the shares shall only be awarded if (A) the finding and development cost per proved Barrel of Oil Equivalent (“BOE”) of the increase in proved reserves is $22 or less and/or if the ratio of finding and development cost to BOE is superior (lower per BOE) or equal to 80% of the Public Peer Set, as defined in the Agreement, and (B) the combined company’s General & Administrative Cost per BOE of the increase in proved reserves is $12.50 or less and/or if the combined company’s General & Administrative Cost per BOE of the increase is superior (lower per BOE) or equal to 80% of the Public Peer Set.

•	One third of the Earnout Payment will be released if the proved reserves of the combined company on December 31, 2015, as per the third party engineering reserve report as of that date, shall have increased 66% from the proved reserves as of December 31, 2014, provided, however, that the shares shall only be awarded if (A) the finding and development cost per proved BOE of the increase in proved reserves is $18 or less and/or if the ratio of finding and development cost to BOE superior (lower per BOE) or equal to 80% of the Public Peer Set, and (B) the Parent’s General & Administrative Cost per BOE of the increase in proved reserves is $6.50 or less and/or if the Company’s General & Administrative Cost per BOE of the increase is superior (lower per BOE) or equal to 80% of the Public Peer Set.

•	One third of the Earnout Payment will be released if the proved reserves of the combined company on December 31, 2016, as per the third party engineering reserve report as of that date, shall have increased 33% from the proved reserves as of December 31, 2014, provided, however, that the shares shall only be awarded if (A) the finding and development cost per proved BOE of the increase in proved reserves is $14 or less and/or if the ratio of finding and development cost to BOE superior (lower per BOE) or equal to 80% of the Public Peer Set, and (B) the Parent’s General & Administrative Cost per BOE of the increase in proved reserves is $5.00 or less and/or if the Company’s General & Administrative Cost per BOE of the increase is superior (lower per BOE) or equal to 80% of the Public Peer Set.

If the earnout thresholds are not achieved for any period, the shares for such period will be returned to the combined company for cancellation.

Appraisal Rights

The Agreement and the Merger will not be subject to shareholder approval by Lone Oak’s shareholders, and such shareholders will not have appraisal rights. Holders of shares issued in Lone Oak’s initial public offering have the right to redeem such shares prior to the closing of the Merger for a pro rata portion of the trust account established in connection with the initial public offering in accordance with Lone Oak’s amended and restated articles of association.

Representations; Covenants

Each of the parties to the Agreement have made customary representations to the other parties to the Agreement.

The Target has covenanted to: (i) conduct its business prior to the Merger in the ordinary course consistent with past practices; (ii) grant Lone Oak access to information relating to the business of Target; (iii) notify Lone Oak of certain events; (iv) provide interim financial information on a rolling basis; and (v) maintain confidential certain information relating to Lone Oak and the Agreement.

Lone Oak has covenanted to: (i) use commercially reasonable efforts to become listed on the New York Stock Exchange or the NASDAQ Stock Market within 12 to 18 months following the closing of the Merger; and (ii) as soon as reasonably practicable after the closing, establish an employee stock incentive plan.

All parties have covenanted to: (i) use their best efforts to complete the Merger; (ii) maintain certain information confidentially; (iii) comply with certain tax related matters; (iv) prepare the required SEC filings in connection with the Agreement and Merger; (v) provide certain financial information; (vi) take steps to commence a tender offer of shares issued pursuant to Lone Oak’s initial public offering; (vii) settle certain liabilities; and (viii) comply with certain agreements entered into in connection with Lone Oak’s initial public offering.

Conditions to Closing

The obligation of each party to complete the Merger and other transactions contemplated by the Agreement are conditioned on the satisfaction of the following conditions: (i) the absence of a prohibition to the Merger under any applicable law; (ii) the absence of any lawsuit seeking to enjoin the Merger; and (iv) holders of not more than 505,636 of the shares issued in Lone Oak’s initial public offering having tendered their shares pursuant to the tender offer described below.

The obligation of Lone Oak to complete the Merger and the other transactions contemplated by the Agreement are conditioned, among other things, on the satisfaction of the following conditions: (i) the Target having duly performed all of its obligations; (ii) all of the Target’s representations and warranties being materially true, correct and complete; (iii) the absence of any material adverse change or material adverse effect; (iv) delivery of all additional agreements to be delivered at the time of the Merger; (v) receipt of all necessary consents and governmental approvals; (vi) diligence having been satisfactorily completed; and (vi) delivery of Target’s audited financial statements.

The obligation of Target to complete the Merger and the other transactions contemplated by the Agreement are conditioned, among other things, on the satisfaction of the following conditions: (i) Lone Oak having duly performed all of its obligations; (ii) delivery of all additional agreements to be delivered at the time of the Merger; and (iii) Lone Oak having net cash of not less than $5,000,000 available at closing.

Indemnification; Escrow of Closing Payment

The Stockholders have agreed to indemnify Lone Oak for up to 75% of the Closing Payment and the Earnout Payment for any losses incurred by Lone Oak due to any breach or inaccuracy of the representations and warranties made by the Company, and breach or non-fulfillment of covenants of the Company, and any taxes related to any pre-closing period. If Lone Oak violates, misrepresents or breaches any of its representations, warranties, and covenants, it has agreed to indemnify the Target shareholders up to $1,000,0000. For purposes of the indemnification provisions of the Agreement, each share included in the Closing Payment and the Earnout Payment will be deemed to be worth $8.22.

Termination

Either party may terminate the Agreement in the event that the Merger has not taken place by December 24, 2013. Lone Oak or the Target may terminate the Agreement prior thereto upon the material breach by the other party, subject to having the ability to cure such breach.

Board of Directors of the Combined Company; Voting Agreement

The Agreement provides that, upon closing of the Merger, four persons on the combined company’s board of directors will be designated by the Target and three persons will be designated by Lone Oak. In addition, Lone Oak and the Target’s Stockholders and certain founding shareholders of Lone Oak will enter into a Voting Agreement that provides that, for the four year period following the Merger, such founding shareholders of Lone Oak will designate three persons as nominees to the combined company’s board of directors and the Target’s Stockholders will designate four persons as nominees to the combined company’s board of directors, and that each of the parties to the Voting Agreement will take all action necessary to elect such persons to the board of directors of the combined company. The Voting Agreement will also provide that the Company may not take the following actions without the approval of two-thirds of the members of the board of directors and at least one person designated by the founding shareholders of Lone Oak voting in favor:

•	Issue any ordinary share of the combined company or securities convertible into ordinary shares;

•	Repay the loan from Jason Hoisager to Arabella (such loan has an aggregate principal amount of $3,007,170.31);

•	Appoint or remove the combined company’s Chief Executive Officer or Chief Financial Officer;

•	Amend the Agreement;

•	Amend the Public Peer Set (as defined in the Agreement);

•	Retain an investor relations firm;

•	Appoint or hire an employee to provide internal investment relations management; and

•	Adopt an equity incentive plan for officers, directors or employees.

Registration Rights

Lone Oak has agreed to register all shares included in the Closing Payment and the Earnout Payment pursuant to the terms of a Registration Rights Agreement to be entered into at closing.

Tender Offer

Prior to the closing of the Merger, Lone Oak is required to commence a tender offer to grant holders of shares issued in its initial public offering the right to redeem such shares for a pro rata portion of the trust account set up at the time of the initial public offering, all in accordance with Lone Oak’s amended and restated articles of association. Pursuant to Lone Oak’s amended and restated articles of association, in the event that greater 505,636 shares are tendered for redemption pursuant to the tender offer, the Merger will not be able to close.

Other Events

On October 24, 2013, Lone Oak issued a press release relating to the Agreement and Merger. The press release, a copy of which is attached hereto as Exhibit 99.1, is incorporated by reference herein.

Financial Statements and Exhibits.

Exhibit No.	Description

4.1	Agreement and Plan of Merger and Reorganization dated October 23, 2013 by and among Lone Oak Acquisition Corporation, a Cayman Islands company, Arabella Exploration Corp., a Delaware corporation, Arabella Exploration, LLC, a Texas limited liability company, and each of the Stockholders set forth on Schedule I thereto.

99.1	Press Release dated October 24, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LONE OAK ACQUISITION CORPORATION
By:	/s/ Can Aydinoglu
Name: Can Aydinoglu
Title: Chief Financial Officer

Date: October 24, 2013